EXHIBIT 99.44

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.  The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws.  Accordingly, the securities offered hereby may not be offered or sold in the United States unless an exemption from such registration is available.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Fortuna Silver Mines Inc. at Suite #840, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8 (604-484-4085), and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue	February 18, 2010

$30,015,000
13,050,000 Common Shares

This short form prospectus qualifies the distribution in the provinces of British Columbia, Alberta, Manitoba and Ontario (the “Offering”) of 13,050,000 common shares (each an “Offered Share”) of Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) at a price of $2.30 per Offered Share (the “Offering Price”).  The Offered Shares will be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated February 9, 2010 between the Company and CIBC World Markets Inc., Canaccord Financial Ltd. and BMO Nesbitt Burns Inc. (collectively, the “Underwriters”).  The Offering Price was determined by negotiation between the Company and the Underwriters.

The common shares of Fortuna (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FVI” and on the Bolsa de Valores de Lima under the symbol “FVI”. The TSX has conditionally approved the listing of the Offered Shares to be distributed under this short form prospectus.  Listing is subject to the Company fulfilling all of the requirements of the TSX on or before May 10, 2010.  See “Plan of Distribution”. On February 17, 2010, the last trading day before the date of this short form prospectus, the closing price of the Common Shares on the TSX was $2.34.  The Company has applied to list the Offered Shares distributed hereunder on the TSX.  Listing of the Offered Shares on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX.

Price: $2.30 per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	$2.30	$0.115	$2.185
Total(3)	$30,015,000	$1,500,750	$28,514,250

Notes:
(1)
Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay a cash commission to the Underwriters (the ”Underwriters’ Fee”) equal to 5% of the gross proceeds of the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting the other expenses of the Offering, estimated to be $300,000, which will be paid from the proceeds of the Offering.
(3)
The Company has granted the Underwriters an option (the ”Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters until 5:00pm (Vancouver time) on the date that is 30 days after the Closing Date (as defined below), to purchase up to an additional 1,957,500 Common Shares (the “Additional Shares”) of the Company on the same terms as set forth above, solely to cover over-allotments, if any, and for market stabilization purposes.  If the Over-Allotment Option is exercised in full, the total number of Common Shares issued pursuant to the Offering will be 15,007,500, the total price to the public under the Offering will be $34,517,250, the total Underwriters’ Fee will be $1,725,862.50 and the aggregate net proceeds to the Company will be $32,791,387.50, before deducting the other expenses of the Offering.  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued upon the exercise of such Over-Allotment Option.  A person who acquires Additional Shares issuable upon exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  See “Plan of Distribution.”

The following table sets out the number of Additional Shares that may be issued by the Company to the Underwriters:

Underwriters’ Position	Maximum Size	Percentage of Offering	Exercise Period	Exercise Price
Over-Allotment Option	1,957,500 Additional Shares	15%	Up to 30 days after the Closing Date	$2.30 per Additional Share

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares by this short form prospectus at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price.  See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares to the public, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that the Company will arrange for an instant deposit of the Offered Shares to be issued to non-U.S. purchasers to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. (“CDS”) on the date of the closing of the Offering, which is expected to occur on or about March 2, 2010, or such other date as the Company and the Underwriters may agree (the “Closing Date”), against payment by the Underwriters to the Company of the aggregate purchase price for the Offered Shares purchased by the Underwriters.  In any event, the Offered Shares are to be taken up by the Underwriters, if at all, on or before March 30, 2010.  No certificate evidencing the Offered Shares will be issued to non-U.S. purchasers, except in certain limited circumstances, and registration will be made in the depositary services of CDS.  Non-U.S. purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.  For all Offered Shares sold within the United States, certificates evidencing the Offered Shares will be available for delivery on the Closing Date.

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors.  The risks outlined in this short form prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered by prospective investors.  See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information”.

ii

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
DOCUMENTS INCORPORATED BY REFERENCE	2
ELIGIBILITY FOR INVESTMENT	3
CURRENCY AND EXCHANGE RATE INFORMATION	3
THE COMPANY	4
SAN JOSE PROJECT	5
CAYLLOMA MINE	23
USE OF PROCEEDS	26
CONSOLIDATED CAPITALIZATION	26
PLAN OF DISTRIBUTION	27
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	28
PRIOR SALES	29
TRADING PRICE AND VOLUME	30
RISK FACTORS	30
INTEREST OF EXPERTS	36
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	36
AUDITORS’ CONSENT	A-1
AUDITORS’ CONSENT	A-2
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus contains “forward-looking statements” concerning Fortuna’s plans at its San Jose Project, Mexico and Caylloma Mine, Peru, estimated production, capital and operating cash flow estimates and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Actual results could differ materially from the conclusions, forecasts and projections contained in these forward-looking statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking statements, and are developed based on assumptions about such risks, uncertainties and other factors set out herein including, without limitation:

▪	uncertainties and risks relating to the start-up of the San Jose Project;
▪	risks and uncertainties resulting from limited experience in mine construction;
▪	fluctuations in precious and base metal prices;
▪	inherent hazards and risks associated with mining operations;
▪	inherent uncertainties associated with mineral exploration and development activities;
▪	uncertainties inherent in the estimation of mineral reserves and/or resources and precious metal recoveries;
▪	uncertainties related to actual capital costs, operating costs and expenditures, production schedules and economic returns from Fortuna’s mining projects;
▪	uncertainties related to the current global financial conditions;
▪	uncertainties related to the availability of future financing necessary to undertake mining, processing, development and exploration activities on Fortuna’s properties;
▪	Fortuna’s substantial reliance on its Caylloma Mine for revenues;
▪	risks related to the integration of businesses and assets acquired by Fortuna;
▪	uncertainties related to the competitiveness of the mining industry;
▪	risks associated with Fortuna being subject to government regulation, including changes in law and regulation and risks associated with Fortuna’s need for governmental licenses and permits;
▪	risks associated with Fortuna being subject to extensive environmental laws and regulations, including a change in regulation;
▪	risks that Fortuna’s title to its property could be challenged;
▪	political and country risk;
▪	risk of water shortages and risks associated with competition for water;
▪	Fortuna’s need to attract and retain qualified personnel;
▪	increases in off-site transportation and concentrate processing costs;
▪	risks related to the need for reclamation activities on Fortuna’s properties, including the nature of reclamation required and uncertainty of costs estimates related thereto;
▪	risks associated with potential conflicts of interest;
▪	risks associated with potential labour disputes;
▪	risks associated with potential blockades of mining operations.

A discussion of these and other factors that may affect Fortuna’s actual results, performance, achievements or financial position is contained in the filings by Fortuna with the Canadian provincial securities regulatory authorities, including Fortuna’s annual information form dated March 31, 2009 for the year ended December 31, 2008. This list is not exhaustive of the factors that may affect the Company’s forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information.  Investors should carefully consider the risks set out below under the heading “Risk Factors” as well as those contained in the annual information form incorporated by reference in this short form prospectus.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite #840, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8, and are also available electronically at www.sedar.com.  The filings of the Company through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this short form prospectus except as specifically set out herein.

The following documents of the Company, which have been filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the Company’s annual information form (the “AIF”) dated March 31, 2009 for the year ended December 31, 2008;

(b)	the Company’s audited consolidated financial statements for the years ended December 31, 2008 and 2007 and the reports of the auditors thereon;

(c)	the Company’s management discussion and analysis for the years ended December 31, 2008 and 2007;

(d)
the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009, except for the statement contained on the page entitled Notice to Reader thereto indicating that the Company’s auditors have not reviewed such financial statements;

(e)	the Company’s management discussion and analysis for the three and nine months ended September 30, 2009;

(f)	the Company’s material change report dated March 9, 2009 in respect of its acquisition of Continuum Resources Ltd.;

(g)	the Company’s material change report dated July 16, 2009 in respect of an updated mineral resource and reserve estimate for its Caylloma Mine;

(h)
the Company’s material change report dated October 27, 2009 in respect of an updated mineral resource estimate for its San Jose Project and the acceptance of the Company’s environmental impact study for full mine and mill construction and operation at the San Jose Project by the Secretaria de Medio Ambiente y Recoursos Naturales, Mexico’s environmental agency (the “Mexican Environmental Agency”);

(i)	the Company’s material change report dated January 18, 2010 announcing the graduation of the Company’s common share listing from the TSX Venture Exchange to the TSX effective January 18, 2010;

(j)	the Company’s material change report dated February 4, 2010 announcing the Offering; and

(k)	the Company’s management information circular as at May 31, 2009, prepared in connection with the Company’s annual general meeting of shareholders held on July 23, 2009.

Any document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to the termination of the distribution under the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in any other document incorporated by reference in this short form prospectus for the purposes of the Offering shall be deemed to be modified or superseded, for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus for the purposes of the Offering modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this short form prospectus except as so modified or superseded.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, provided the Offered Shares are listed on a designated stock exchange, as defined in the Income Tax Act (Canada) (the “Tax Act”) (which currently includes the TSX), based on the laws as of the date hereof, the Offered Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”), all as defined in the Tax Act.

The Offered Shares will not be a “prohibited investment” for a trust governed by a TFSA on such date provided the holder of the TFSA deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Company or in any person or partnership with which the Company does not deal at arm’s length for purposes of the Tax Act.  Generally, a holder will not have a significant interest in the Company unless the holder and/or persons not dealing at arm’s length with the holder, owns directly or indirectly 10% or more of the issued shares of any series or class of the capital stock of the Company or of a corporation related to the Company.  Holders of trusts governed by a TFSA should consult their own tax advisors to ensure the Offered Shares would not be a prohibited investment in their particular circumstances.

On October 16, 2009, the Minister of Finance (Canada) proposed amendments to the Tax Act that will impact TFSAs (the “TFSA Proposals”).  While the Minister of Finance has not yet introduced legislation in this regard, the TFSA Proposals included a prohibition on asset transfer transactions between TFSAs and other accounts.  The TFSA Proposals apply to transactions that occur after October 16, 2009.  Holders should consult their own tax advisors regarding the application of the TFSA Proposals in their particular circumstances.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company began presenting its consolidated financial statements in United States dollars for periods after January 1, 2009. For periods prior to January 1, 2009, the Company presented its consolidated financial statements in Canadian dollars.  Management believes that the change in reporting currency better reflects the Company’s business activities and improves investors’ ability to compare the Company’s financial results with other publicly-traded businesses in the mining industry. In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants, set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

All references to “$” in this short form prospectus refer to Canadian dollars and all references to “US$” refer to United States dollars.  The following table sets forth, for each of the periods indicated, the period end exchange rate, the average closing rate and the high and low closing exchange rates of one Canadian dollar in exchange for United States dollars as quoted by the Bank of Canada.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2009	2009
High	$1.0001	$0.9695	$0.9244
Low	$0.8101	$0.7653	$0.7916
Average	$0.9371	$0.8706	$0.8549
Period End	$0.8101	$0.9470	$0.9244

The noon exchange rate on February 17, 2010, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars, was US$1.00 equals $1.0455 (the “Exchange Rate”).

THE COMPANY

Summary Description of the Business

Fortuna is engaged in silver mining and related activities, including exploration, extraction, and processing. Fortuna operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in southern Mexico.

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 under the laws of the Province of British Columbia under the name Jopec Resources Ltd.  On February 3, 1999 the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The corporate head and registered office of the Company is located at Suite #840, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8.  The Company also has an office at Piso 17 Av. Pardo y Aliaga 640, San Isidro, Lima, Peru.

Inter-corporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, which are as follows:

Recent Developments

San Jose Silver-Gold Project, Mexico

Fortuna released an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource estimation for its San Jose Project, Mexico on October 26, 2009.

In December 2009, the Mexican Environmental Agency approved Fortuna’s application for a change of land use from agricultural to industrial for the San Jose Project.  This is the final permit required to commence construction activities and complements the environmental impact study which was approved by the Mexican Environmental Agency in late October 2009.  The initiation of construction activities is now within Fortuna’s sole discretion and is planned for the first quarter of 2010.  A pre-feasibility study covering all pre-construction engineering projects for the mine, processing plant and supporting infrastructure is scheduled to be completed in the first quarter of 2010.  Subject to the results of the pre-feasibility study, management believes that the proceeds of the Offering, the proceeds from the credit facility referred to under “The Company – Recent Developments – Credit Facility” and existing levels of working capital will be sufficient to complete the construction of a 1,200 tonnes per day (“tpd”) mine at the San Jose Project.

Caylloma Mine, Peru

Fortuna released an updated NI 43-101 resource estimation for its Caylloma Mine, Peru on July 16, 2009.

On February 2, 2010, Fortuna announced the discovery of high-grade silver-gold mineralization in the upper portion of the Animas Vein at the Caylloma Mine in southern Peru.  A series of exploration raises and cross-cuts recently developed along the Animas structure cut Bonanza-style silver-gold mineralization above level 6 (production to date from the Animas Vein has all been derived from below the 6th level.)  In order to investigate the full significance of the new discovery, a 1,300m, 15 hole diamond drill program has been developed to test the lateral and vertical continuity of this Bonanza-style mineralization.  Drilling is expected to start in mid-February.  Initial exploration drilling will also be carried out at the Don Luis II and Vilafro prospects where surface sampling and mapping have identified mineralized structures with strong silver and gold mineralization.

Credit Facility

In January 2010, Fortuna signed a commitment letter to enter into a US$20 million senior secured revolving credit facility with The Bank of Nova Scotia.  The facility has a 2.5 year maturity.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project.  As at February 9, 2010, the Company has not made any draws under the facility.

TSX Listing

Fortuna graduated from the TSX Venture Exchange to the TSX and the Common Shares began trading on the TSX on January 18, 2010.

SAN JOSE PROJECT

The San Jose Project is a high-grade silver and gold bearing epithermal vein system located in the state of Oaxaca in southern Mexico. In November 2005, Continuum Resources Ltd. (“Continuum”) granted Fortuna an option to acquire a 70% interest in Continuum’s 80% share of the project, and Fortuna commenced exploration work on the property.  In November 2006, Fortuna (76%) and Continuum (24%) formed a joint venture company which acquired 100% of the project. In August 2008, Fortuna and Continuum entered into an agreement whereby Fortuna would acquire all of the issued and outstanding securities of Continuum. The acquisition was completed on March 6, 2009 and as a result, Fortuna owns a 100% interest in the San Jose Project.

Subject to the results of the pre-feasibility study, the Company is planning for the construction of a mine that will start operating at 750 tpd and will expand to a contemplated 1,200 tpd mine at the San Jose Project.  The Company has secured the requisite permits to commence construction, and has obtained authorization for a 5 megawatt connection to the national power grid.  An agreement has been reached with the local municipality for the supply of water to the proposed mine site. To date, approximately 1,100 metres of main underground ramp is in place at the mine site.  Management believes that the available power and water will be sufficient to operate the planned 1,200 tpd mine at the San Jose Project.  Management also believes it has sufficient surface rights for proposed plant and storage facility areas.

Unless stated otherwise, the information in the following sections is based on the technical report entitled “Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico” dated December 10, 2009 (the “San Jose Report”), which is compliant with NI 43-101. The Technical Report was prepared by Michael J. Lechner, P. Geo., of Resource Modeling Incorporated (“RMI”), and Donald F. Earnest, RG, of Resource Evaluation Incorporated (“REI”), each independent “qualified persons” as defined in NI 43-101. The information regarding the San Jose Project in this section has been extracted from the San Jose Report. For a complete description of assumptions, qualifications and procedures associated with the information in the San Jose Report, reference should be made to the full text of the San Jose Report, which is available for review on SEDAR at www.sedar.com.

Project Description and Location

Property Location

The San Jose Project is located in the central portion of the state of Oaxaca, Mexico (latitude 16⁰41’39.10”N, longitude 96⁰42’06.32”W; UTM coordinates NAD27, UTM Zone 14N: 745100E, 1846925N). The project site is 47 kilometres by road south of the city of Oaxaca and 0.8 kilometres east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 kilometres to the southeast of the project site. The nearest commercial center is the town of Ocotlán, located approximately 12 kilometres north of the project site.

Mineral Rights and Concessions

Compañia Minera Cuzcatlán S.A. de C.V. (“Cuzcatlán”) holds title to 24 mineral concessions totaling 43,520.5 hectares in the San Jose Project area. The San Jose Project and all identified mineral resources are entirely contained within the Progreso, Progreso II, Progreso II BIS and Progreso III concessions. Cuzcatlán is a Mexican registered company owned 100% by Fortuna. In addition to the concessions held directly by Cuzcatlán, Cuzcatlán holds purchase option agreements on four concessions totaling 1,799.4 hectares and has a single concession application inprocess totaling 100 hectares. Fortuna also held two concessions totaling 3,117.2 hectares in the nearby San Juan Lachigalla area through Predilecta Exploration S.A. de C.V. (“Predilecta”).  Subsequent to the writing of the San Jose Report, Fortuna sold Predilecta and its concessions for US$13,902.

In September 2009, Fortuna was granted an option to acquire a 60% interest in the Tlacolula 2 concession from Radius Gold Inc. by completing US$2 million in exploration expenditures and completing payments totaling US$250,000 and issuing shares equivalent to US$250,000 within a four year period.

There are no known liens or encumbrances on the mineral concessions held by Cuzcatlán or on the mineral concessions held under option agreement by Cuzcatlán. Mexican mining regulations establish minimum work and annual fee requirements that are variable and depend on the elapsed time from the date of granting of the concession. All mineral concessions held by Cuzcatlán or held under option by Cuzcatlán are in good standing with respect to minimum work and annual fee requirements.

Amendments to the Mexican Mining Law enacted in 2005 confer both exploration and exploitation rights to the holder of the concession, without distinction.

Purchase Option Obligations

Payment obligations associated with the purchase option agreements referenced above are summarized in the San Jose Report.

Royalty Obligations

Royalty obligations associated with the purchase option agreements referenced above are summarized in the San Jose Report. The Progreso concessions which host the known mineral resource at the San Jose Project are not subject to a royalty obligation.

Surface Rights

Cuzcatlán currently holds right-of-use agreements for 30 surface properties totalling 61.6 hectares. These surface properties are primarily located in the proposed plant and tailings storage facility areas. The agreements grant the right of use of the properties to Cuzcatlán for periods of 30 years for the purposes of carrying out the exploration, development and operation of the San Jose mine.

Permits

Exploration drilling activities at the San Jose Project have been carried out under authorizations granted by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”). In addition, Cuzcatlán has received approval from SEMARNAT for the construction of 4,580 metres of access ramp for the purposes of exploring and developing the Trinidad deposit. On October 23, 2009, Cuzcatlán received approval from SEMARNAT for the environmental impact statement for the exploitation of the San Jose Project.

Subsequent to the date of the San Jose Report, the Company obtained a permit for change of land use from agricultural to industrial, and obtained a permit from the federal energy commission to access the national power grid.  The Company also entered into an agreement with the neighboring town of Ocotlán to access water rights.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The San Jose Project is located 0.8 kilometres east of Mexico federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The project is 47 kilometres by road from the city of Oaxaca, which requires a travel time of approximately 1 hour. Ocotlán, a town of approximately 10,000 people and the nearest commercial center, is located 12 kilometres to the north of the San Jose Project along highway 175. The project site is situated 2 kilometres to the northwest of San Jose del Progreso, a village of approximately 2,500 people. Access within the project area is by improved and unimproved dirt roads

Climate

Climatic conditions in the project area are suitable for year-around mining operations.  The vegetation is grasslands and thorn-bush that are typical of dry savannah climates.

Local Resources and Infrastructure

The San Jose Project lies in close proximity to Mexican federal highway 175 as well as to a 115 kilovolt electric transmission line belonging to the Federal Electrical Commission. Surface waters are captured in local storage reservoirs, whereas subsurface aquifers are generally restricted to the bedrock-overburden interface and fracture-related zones. Skilled mine labor has traditionally been sourced from nearby communities, including San Jose del Progreso. Small-scale, subsistence-level agriculture dominates the local economy.

Physiography

The San Jose Project area is characterized by gently sloped hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 metres to 1,675 metres.

Suitable sites for process plant facilities and tailings and waste rock storage facilities are available in the immediate vicinity of the project.

History

The San Jose Project is located in the Taviche Mining District of Oaxaca, Mexico. The earliest recorded activity in the San Jose del Progreso area dates to the 1850’s when the mines were exploited on a small scale by the local hacienda. By the early 1900’s, a large number of silver- and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas, aided by the new mining law enacted in 1892 and with support from foreign investment capital. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920’s. Mining in the San Jose area was re-activated on a small scale in the 1960’s and again in 1980 when the San Jose mine was acquired by Ing. Ricardo Ibarra. The mine was worked intermittingly by Ibarra through his company Minerales de Oaxaca S.A. (“MIOXSA”) through the end of 2006 when the property was purchased by Compañia Minera Cuzcatlán S.A. de C.V., a Mexican registered company owned jointly by Fortuna and Continuum.

From 1980 through 2004, production was intermittent and came primarily from existing stopes and from development of the 4th and 5th levels of the San Jose mine. In 2005 and 2006, the 6th level was developed and mined with grades reported to range between 350 to 500 g/t Ag and 1.8 to 3.5 g/t Au. The ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd through the Trinidad shaft. The 4 metre by 4 metre Trinidad shaft is developed to a depth of 180 metres from the surface although no horizontal development has taken place on the 7th level. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo Taviche, located approximately 19 kilometres by paved and gravel roads from the San Jose mine. The majority of the workers in the mine and plant were from the San Jeronimo de Taviche area. High-grade concentrates were shipped by 30-tonne capacity trucks to the MET-MEX Peñoles smelter at Torreόn, Coahuila, Mexico. Concentrate grades typically ranged from 9,000 g/t to 12,000 g/t Ag and 100 g/t to 140 g/t Au. Reliable estimates of the total production during MIOXSA’s tenure are not available.

In 1999, the property was optioned by Pan American Silver and five diamond drill holes totaling 1,093.5 metres were completed in the San Jose vein system. Three of the drill holes were located in the vicinity of the Trinidad shaft and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 metres to 25.6 metres. The two drill holes located in the San Ignacio area intercepted low to moderate grade silver-gold mineralization over narrow to moderate vein widths.

In March 2004, Continuum completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed extensive chip-channel sampling in the underground workings of the Trinidad deposit as well as 15 surface diamond drill holes totaling 4,877 metres. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong Ag-Au mineralization over significant vein widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

In November 2005, Fortuna reached agreement with Continuum to earn a 70% interest in Continuum’s interests in the properties optioned from MIOXSA and assumed management of the project. In March 2006, an NI 43-101 compliant technical report was filed summarizing the results of the exploration completed by Continuum and an initial NI 43-101 compliant mineral resource estimate prepared by Independent Mining Consultants (“IMC”) of Tucson, Arizona. At a 5 g/t Au equivalent cutoff, IMC estimated the Inferred mineral resource to be 527,283 tonnes at a grade of 3.50 g/t Au and 396 g/t Ag.

During 2006, Fortuna completed the drilling of 37 diamond drill holes totalling 11,874 metres in the San Jose Project area with 24 of the drill holes being located in the Trinidad zone and 13 of the drill holes being located in the San Ignacio area. In November of 2006, Fortuna and Continuum purchased a 100% interest in the properties from MIOXSA and simultaneously restructured their joint operating agreement to a 76% interest for Fortuna and a 24% interest for Continuum.

During 2007, Fortuna (operating as Cuzcatlán) drilled 66 diamond drill holes totalling 26,586 metres and in 2008/early 2009 Cuzcatlán completed 113 diamond drill holes totalling 32,926 metres. In March 2009, Fortuna completed the acquisition of all issued and outstanding shares of Continuum, resulting in a 100% ownership in the San Jose Project.

Geological Setting

Regional Geology

The San Jose Project and the Taviche Mining District are underlain by a thick sequence of Middle to Late Tertiary (Oligocene to Pliocene) andesitic to rhyolitic volcanic and volcaniclastic rocks. The volcanics in turn discordantly overlie units ranging from Gondwanan affinity orthogneisses and paragneisses of Mesoproterozoic age, limestones and calcareous sedimentary rocks of Cretaceous age and continental conglomerates of the Early Tertiary Tamazulapan Formation. To the northwest of San Jeronimo Taviche, the Middle Tertiary volcanics are intruded by granodiorite to diorite stocks reported to be of Pliocene age.

Local Geology

Core logging and surface mapping in the San Jose Project area have led to the development of a detailed stratigraphic section of the volcanic and volcaniclastic units present in the area.

In general, the upper 650 to 700 metres of the volcanic sequence is characterized by a series of distinct effusive andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks. The andesitic to dacitic flow rocks are comprised of both coherent and autoclastic facies with classic volcanic textures indicating sub-aerial to subaqueous deposition of the flows. Poorly sorted monomictic to polymictic autobreccias are commonly present at the base of the flow units and grade upward into jigsaw-fit breccias and fractured coherent lava flows. Flow foliations are commonly observed in coherent facies lavas and generally are subhorizontal in orientation. Preserved hyaloclastite breccias and in situhyaloclastites are present throughout the effusive sequence, having been formed by the non-explosive fracturing and disintegration of quenched lavas emplaced into subaqueous settings. Blocky clasts with curviplanar surfaces and chloritized clast margins after glass are commonplace in the hyaloclastites. The thin reddish-brown to grayish-brown stratified volcaniclastics present at unit boundaries (VCL-10, VCL-20 and VCL-40) and discontinuously within the PAF-30 unit are interpreted to be the re-sedimented fines of the hyaloclastite breccias.

The lower 250 metres to 300 metres of the volcanic sequence is characterized by a sequence of intercalated pyroclastic deposits, stratified volcanogenic sedimentary rocks and local coherent facies lava flows. The base of the Tertiary volcanic sequence has not been reached in the drilling completed to date at the San Jose Project.

Silver and gold mineralization in the Trinidad deposit is hosted by steeply dipping hydrothermal breccias, crackle breccias and quartz/carbonate veins emplaced along north and north-northwest trending, east-northeast dipping anastomosing brittle fault structures. These dominantly dip-slip fault structures crosscut the sub-horizontal effusive flow and pyroclastic units producing normal displacements ranging to greater than 300 metres between the footwall and the hanging wall of the mineralized structural corridor. Favored sites for vein emplacement are dilational zones occurring at high angles to the dominantly dip-slip displacement vectors of the principal extensional faults.

Within the mineralized structural corridor, fault zones are commonly extensively brecciated and seamed by fault gouge. These zones are generally strongly silicified and display ample evidence of repeated brecciation and silicification. Northeast-trending postmineral cross-faulting is also present locally with apparent sinistral displacements. In the hanging wall of the mineralized structural corridor, small scale block faulting is evidenced by the clear displacement of stratigraphic marker units.

Mineral Deposit Types

The Trinidad silver-gold deposit at the San Jose Project is a typical low-sulfidation epithermal deposit, having formed in a relatively low temperature, shallow crustal environment. The deposit is characterized by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins hosting silver-gold mineralization plus minor base metal mineralization. The Trinidad deposit is similar to the Fresnillo silver deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, Pallancata deposits).

Mineralization

Precious metal mineralization at San Jose is hosted by hydrothermal breccias, crackle breccias, quartz/carbonate veins and zones of sheeted and stockworked quartz/carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures. The mineralized structural corridor extends for greater than 3 kilometres in a northsouth direction and has been subdivided into the Trinidad deposit area located between 1846600N and 1847300N and the San Ignacio area located between 1845000N and 1846600N. The mineral resource estimate discussed in the San Jose Report is located in the Trinidad deposit area.

The major vein systems recognized in the Trinidad deposit area are the Trinidad, Fortuna and the Bonanza vein systems. In addition, a prominent zone of mineralized sheeted and stockworked quartz/carbonate veins has been identified in the zone between the Trinidad and Bonanza vein systems. To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 metres and to depths of approximately 500 metres from the surface (to an elevation of approximately 1,050 metres).

Trinidad Vein System

The Trinidad vein system is emplaced in the footwall fault zone that is adjacent to the structural corridor that hosts the mineralized vein systems at San Jose. The Trinidad vein system strikes 355° and dips between 70° and 80° to the east-northeast. The vein system ranges from less than 1 metres to locally over 15 metres in true width, with the greater widths generally present in zones of higher grade mineralization. Significant portions of the Trinidad vein system are characterized by early black matrix silicified fault breccias with only trace to weak mineralization. Higher grade precious metal zones in the Trinidad vein system range up to approximately 1300 g/t Ag Eq across the width of the vein. Combined copper, lead, and zinc values are generally less than one percent but locally higher values are present. At approximately the 1,100 metres elevation in the central portion of the Trinidad deposit, four drill holes have intercepted higher grade base metal mineralization with combined copper, lead, and zinc values ranging to 21.6% across the width of the mineralized vein. Fault gouge seams are commonplace at the footwall and hanging wall of the Trinidad vein system. The Trinidad hanging wall splays and the Trinidad footwall veins are considered to be part of the Trinidad vein system.

Fortuna Vein System

Contrary to the other vein systems present in the Trinidad deposit, the Fortuna vein system strikes north-south and dips steeply to the west. The Fortuna vein has been extensively mined on levels 2, 3 and 4 of the historic mine workings with vein true widths ranging from 2 metres to approximately 5 metres.

Bonanza Vein System

The Bonanza vein system is emplaced in the hanging wall zone of the structural corridor hosting the mineralized vein systems in the Trinidad deposit. The Bonanza vein system generally strikes 350° and dips steeply to the east to sub-vertical and is comprised of the Bonanza vein, the Paloma vein and the Bonanza hanging wall splay veins.

Mineralization within the Bonanza vein is present in the form of shoots plunging shallowly to the north-northwest, reflecting the dominant dip-slip movement of the controlling fault structures. The upper shoot is well defined by the closely spaced infill drilling extending to a depth of approximately 1,300 metres elevation. A lower shoot present at approximately 1,200 metres elevation is less well defined due to the wider spacing of the drilling in the deeper portions of the vein system. Combined copper, lead, and zinc values for the Bonanza vein range from negligible in the upper portions of the vein to approximately 0.1 to 0.5% at depth.

Stockwork Vein Mineralization

At depths of approximately 1,200 metres in the central portion of the Trinidad deposit, mineralized quartz/carbonate vein stockworks and sheeted veins are present within a tensional zone bridging the gap between the Trinidad vein system and the Bonanza vein system.

Mineral Paragenesis

Acanthite and silver-rich electrum are the primary silver- and gold-bearing minerals in the Trinidad deposit and along with pyrite are discontinuously interlayered with distinctively banded crustiform-colloform textured quartz, calcite and locally adularia. Classic ginguro textures are present locally in the mineralized quartz/carbonate veins and hydrothermal breccias with a close spatial and genetic association between the acanthite and the silver- and gold-bearing electrum. Acanthite and electrum are clearly visible. Total sulfide contents typically are low from less than 1 to 5 percent of the rock in the upper portion of the deposit and grading to somewhat higher sulfide contents at depth with the gradual introduction of the base metal sulfides sphalerite, galena and chalcopyrite. Sphalerite is typically yellowish-brown in color, being of the low iron variety.

Principal gangue minerals are quartz and calcite, locally accompanied by iron or iron/magnesium-bearing carbonates. Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias. Pale greenish-colored fluorite is present locally as vein and breccia infillings.

Hydrothermal alteration includes regional propylitic alteration of the volcanic host rocks grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fecarbonate and pyrite haloing the mineralized zones. Steam-heated advanced argillic alteration zones occur locally in the upper portions of the deposit.

Exploration

Exploration by Pan American Silver

In 1999, the San Jose property was optioned by Pan American Silver Corp. (“Pan American”). Surface and underground mapping and sampling were carried out by Pan American and five diamond drill holes totaling 1,093.5 metres were completed in the San Jose vein system. Three of the drill holes were located in the Trinidad area and two were located along the southern extension of the vein system in the San Ignacio area. Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drill hole intervals ranging from 2.7 metres to 25.6 metres. The two drill holes located in the San Ignacio area intercepted weak to moderate grade silver-gold mineralization over narrow to moderate vein widths.

2004/2005 Exploration Program

In March 2004, Continuum completed an option agreement with MIOXSA covering 19 concessions in the San Jose and San Jeronimo Taviche areas. Continuum completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 metres. Thirteen of the drill holes were located in the Trinidad area and two were located in the San Ignacio area. Nine of the thirteen drill holes completed in the Trinidad area intersected moderate to strong silvergold mineralization over significant vein widths. The two drill holes in the San Ignacio area intercepted low grade silver-gold mineralization over narrow widths.

2006 Exploration Program

In November 2005 Fortuna reached agreement with Continuum to earn a 70% portion of the company’s interests in the San Jose and Taviche District properties that were optioned by Continuum from MIOXSA and to assume management of the project. In March 2006, an NI 43-101 compliant Technical Report was filed summarizing the results of the exploration completed by Continuum and an initial resource estimate was prepared by IMC. At a 5 g/t Au equivalent cutoff, IMC estimated the Inferred mineral resource at 527,283 tonnes with an average grade of 3.50 g/t Au and 396 g/t Ag.

During 2006, Fortuna completed the drilling of 37 diamond drill holes totalling 11,874.40 metres in the San Jose Project area with 24 of the drill holes being located in the Trinidad area and 13 of the drill holes being located in the

San Ignacio area. The drilling in the Trinidad area confirmed the results of prior drilling and expanded the mineralization along strike and to depth. Drilling in the San Ignacio area by Fortuna identified significant zones of silver-gold mineralization over narrow vein widths.

2007 Exploration Program

During 2007, Cuzcatlán completed 66 diamond drill holes totaling 26,586.05 metres in the San Jose Project area. Forty-three of the drill holes totaling 17,675.85 metres were located in the Trinidad deposit area and twenty-three drill holes totaling 8,910.20 metres were located in the San Ignacio area. Drilling in the Trinidad area continued to confirm the potential of the deposit and further expanded the mineralization along strike to the south and to depth. Three-dimensional modeling and preliminary resource classification studies of the drilling results in the Trinidad deposit area indicated that additional infill drilling would be required in order to permit conversion of the Inferred resources to the Indicated resource classification.

2008/2009 Exploration Program

Based on the combined results of the drilling completed in the Trinidad deposit area through 2007 and on the results of preliminary resource classification studies, an infill drill program was designed and carried out to permit conversion of a majority of the Inferred resources above the 1,300 metres elevation to Indicated resources. During 2008 and early 2009, Cuzcatlán completed a total of 113 drill holes totaling 32,925.50 metres with the majority of the drilling being directed towards the upper portions of the deposit. The results of the infill drilling confirmed the presence of high grade silver-gold mineralization in the Trinidad deposit area and led to the development of a detailed geologic and mineralization model of the deposit. All work was supervised directly by Cuzcatlán and Fortuna. Drilling activities were carried out by Construccion, Arrendamiento de Maquinaria y Minera, S.A. de C.V. and by Rodio Swissboring Mexico, S.A. de C.V. under the direct supervision of Cuzcatlán. ALS Chemex served as the primary laboratory for preparation and analysis of the samples. Inspectorate Labs served as the secondary laboratory for check assay purposes.

Drilling

Description

As of the date of the San Jose Report, a total of 236 drill holes totaling 77,356 metres have been completed in the San Jose Project area with the drilling being primarily concentrated in the Trinidad area. The area of highest concentration of gold and silver mineralization is in the Trinidad area. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor. All of the drilling was done by diamond coring methods with the exception of 1,065 metres of reverse circulation pre-collars in six of the 236 diamond drill holes.

A total of 196 diamond core holes totaling 63,906.65 metres have been drilled from the surface to-date in the Trinidad area with the majority of the holes being drilled from the east to the west to cross-cut the steeply east-dipping mineralized zone at high angles. Diamond drilling commenced from the bedrock surface with HQ diameter core and continued to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point was reached, or poor ground conditions in a hole required that the hole be cased and further drilling done with smaller diameter drilling tools, the core diameter was reduced to NQ2- or NQ-size for completion of the holes. In five of the drill holes, a further reduction to BQ-size drill core was required in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies.

The relationship between the sample intercept lengths and the true width of the mineralization is not consistent, due to the variable intersect angles between the steeply east-dipping zone of mineralized veins and the westerly inclined diamond core holes. However, no exaggeration of the true width of the mineralization occurred during estimation of the mineral resources, as the actual vein contacts were linked in space to create three-dimensional vein solids that were then used to constrain estimation of mineral resource tonnes and grade.

Drill Hole Collar Locations

Drill hole collars were surveyed using differential GPS and total station survey instruments. At the time of the first site visit, REI was made aware of a +1.3-metre elevation discrepancy between the digital topographic data generated by a commercial topographic survey contractor based in Mexico City and the drill hole collar surveys conducted using the ground-based survey instruments. Subsequent checking by RMI during the second site visit determined that the ground-based surveys are correct. As of the date of the San Jose Report, Fortuna is working with the survey contractor to resolve the elevation issue in the digital topography. REI notes that while this discrepancy does not affect the mineral resource that is the subject of the San Jose Report, it is an issue that Cuzcatlán must resolve prior to feasibility-level mine engineering and plant/infrastructure design.

Random field checks by REI of drill hole collar locations during both site visits revealed that most drill hole collars have collar monuments that consist of small concrete pads surrounding the actual drill hole collar casing. The drill hole numbers are clearly marked in the concrete, along with the azimuth, inclination, total depth of the hole, and month drilled. A number of collars that REI specifically selected for checking were not found in the field, either because the collars fell within cultivated fields, vegetation had overgrown the collars, or roads/ways through the project area had destroyed the collars. For collars within cultivated fields, there is reportedly a concrete collar monument buried 0.5 metres below the surface.

Down-Hole Surveys

Nearly all holes have down-hole survey data that were generated by Flexit® downhole survey tools. The tools were operated by the contract diamond drill crews, who took survey measurements every 50 metres down-hole. The final down-hole survey measurement was sometimes either less or more than 50 metres from the previous up-hole measurement, depending on the depth of the bottom of the hole The procedure for recording the raw data for each down-hole survey shot was for the driller to read the azimuth, inclination, magnetic intensity, and temperature directly off of the survey instrument and write these data on the daily driller’s report. The project geologists then used the driller’s reports to enter the raw survey data by hand into the electronic Access® database.

In REI’s opinion, the Flexit® down-hole survey tool provides acceptable survey data for accurate plotting of drill hole traces and mineralized intercepts in the Trinidad deposit. REI does have a concern about the procedure used by the drill crews to record the survey data manually on the daily drilling reports, rather than using the digital data transfer capabilities of the Flexit® tool. REI recommends that for future drilling programs the Flexit® down-hole survey data be transferred electronically to the drill hole database, thereby eliminating the chance for transcription errors associated with the earlier practice of manual recording of the data.

Sampling Method and Approach

Ninety-two percent of the samples utilized for estimation of silver and gold mineral resources in the Trinidad deposit were taken from diamond drill core of varying diameters. Eight percent of all samples assayed were collected by channel sampling of existing underground mine workings. The diamond core samples were generally evenly distributed within an overall area measuring approximately 700 metres along strike and 500 metres vertically in the mineralized veins that contain the mineral resources that are the subject of the San Jose Report. The spacing of the drill hole intercepts in the Bonanza and Trinidad veins above the 1200 metres elevation is acceptable for the estimation of Indicated mineral resources. The channel samples are contained within a 150 metres (along strike) by 100 metres (vertical) area that is situated within the uppermost central portion of the larger area covered by drilling. In REI’s opinion, the diamond drill core samples and underground channel samples collected in the methods described hereafter are representative of the Trinidad deposit and are absent of recovery issues that could materially bias or otherwise affect the mineral resource estimate that is the subject of the San Jose Report.

Sampling Method

According to Fortuna technical personnel, following delivery of the core from the drill machines to the core warehouse facility, the core boxes were laid out in consecutive order and the correct placement of the drill core in the boxes, the marking of the drill runs, and the labeling of the core boxes were verified. Core recovery was then determined by measuring the actual length of core recovered for each drill run. Rock quality designation (“RQD”) measurements were subsequently recorded for each drill run interval by determining the sum of the lengths of whole core pieces that are equal to or greater than 10 cm in length, disregarding mechanical breaks.

Upon completion of the recovery and RQD measurements, the drill core was systematically logged with respect to lithology, alteration, structure, veining, oxidation and mineralization, and measurements were taken of the orientation of structural features relative to the longitudinal axis of the drill core.

Based on the systematic geologic logging of the drill core, the geologist responsible for logging of the drill hole marked the drill core with respect to the intervals to be sampled. Lithologic and alteration boundaries and variations in mineralization were taken into consideration in establishing the sample intervals. Sample interval limits were marked directly on the core perpendicular to the core axis and a cut line was marked longitudinally on the core as a precaution to ensure that the core would be split (sawn) at oblique angles to dominant planar features in the core. Sequential sample numbers were assigned to the sample intervals and the sample numbers were marked on the core box in a uniform and unequivocal manner. Before sawing and sampling, the core was systematically photographed in natural light (under overcast conditions, when possible) with a high resolution digital camera. Following completion of the core photography, the core was split by diamond sawing.

In REI’s opinion, the excellent condition of the core examined from 16 randomly selected drill holes during REI’s two separate site visits indicates that the core has been very carefully handled and stored. Wooden run blocks (with appropriate notations of from-to down-hole distances in metres and core recovery) were found in all core boxes examined, and all core was found to be situated in the boxes in an orderly manner. Places where core had been removed for either density testing or mineralogical examination were clearly marked with wooden blocks. Where core was sampled for assay the top and bottom of the sample intervals were clearly noted (along with the sample number) on the sides of the box dividers. In many cases, a copy of the bar-coded sample tag was stapled to the side of the box dividers.

In addition to the core samples taken (which comprise over 92% of the assayed samples in the San Jose database), channel samples were cut from the drift backs and cross-cut ribs of the existing Fortuna, Trinidad and Bonanza underground workings above the 1,400 metres elevation. At the time of the site visits, the underground workings were inaccessible, so REI was unable to verify any of the channel sample locations or the quality of these samples. RMI spatially paired core and underground channel samples to check for potential biases, and found that the mean grades and coefficients of variation for the two sample types compared reasonably well. Based on these comparisons, RMI and REI concluded that the underground channel samples were suitable for use in local grade estimation. It must be noted that the influence of the channel samples was diminished significantly when all of the vein material above the 1,450 metres elevation was excluded from the mineral resource estimate that is the subject of the San Jose Report. This was done because of the significant degree of uncertainty associated with the estimation of the existing voids in the underground workings. Because of this removal of vein material, in REI’s and RMI’s opinion, the influence of the underground channel samples remaining between the 1,400 metres and 1,450 metres elevations that were used in the mineral resource estimate is not material.

Core Recovery

Core recovery for the drilling completed to-date in the San Jose Project area averages over 97%, independent of core size. Core recovery within the mineralized zones is generally high due to the association of silicification and carbonatization with the ore-forming processes. During its two site visits, REI’s examination of the core from 16 holes confirmed the overall excellent core recovery, and REI notes that while some local rubble zones were observed in the volcanics peripheral to the hanging walls or footwalls of mineralized areas, in general it does not appear that these zones of poor rock quality will adversely affect external dilution or ground stability during future mining.

Sample Length

As described above, drill core sample intervals were not a constant length, but rather were dependent on geologic factors, and not on any pre-conceived widths related to a particular mining method. The samples generally range between 1 and 2 metres in length, averaging 1.47 metres for the drilling completed to-date in the San Jose Project area. Channel sample lengths were also dependent on geology, and generally ranged between 0.5 and 1.2 metres, averaging 0.86 metres. REI notes that these sample lengths are sufficiently short so that the data generated by analysis of these samples will be valid for whatever underground mining method is eventually chosen.

True Widths of Mineralized Structures

Because the mineralized veins that comprise the San Jose deposit dip steeply, the drilling in the Trinidad and Bonanza veins intersects the structures at varying angles. True widths have not been calculated for individual mineralized intercepts in the veins because the actual vein contacts are used to construct the three-dimensional vein solids used for the mineral resource estimation.

Sample Preparation, Analyses and Security

During the exploration programs conducted from 2006 through 2009, all samples were prepared and analyzed by ALS Chemex as the primary laboratory for the San Jose Project. ALS Chemex’s facilities in Guadalajara, Jalisco, Mexico and in Vancouver, British Columbia are ISO 9001:2000 certified. Check assays were carried out at Inspectorate America, the project’s secondary laboratory located in Sparks, Nevada. All sample handling, preparation and security procedures are detailed in the San Jose Project Procedure & Protocol Manual.

No employee, officer, director or associate of Cuzcatlán was involved with the actual preparation or assaying of the samples. After the drill core samples were logged and sawn, Cuzcatlán employees placed them into appropriate secure bags and oversaw that they were delivered to the ALS Chemex prep lab.

Sample Handling, Shipment, and Chain of Custody

Following sawing of the drill core as described above, all samples were placed in double 6-mil polyethylene sample bags, a sample tag with a unique sample number was inserted between the inner and outer sample bags, the same unique sample numbers were marked on the bags in a legible and permanent manner and the bags were sealed with a cable tie. The secured sample bags were then placed in rice sacks for shipment, with the rice sacks being appropriately labeled as to the company name, the number of samples contained in the rice sacks and the sample number sequence. The rice sacks with the samples were then sealed with double cable ties and stored in a secure, dry and clean location in the core warehouse facility at the project site. The rice sacks containing the samples were then transported by authorized company personnel to the Aeromexpress Cargo facility at the Oaxaca airport for shipment to ALS Chemex’s sample preparation facility in Guadalajara, Jalisco, Mexico. Sample submittal documents were exchanged with ALS Chemex by electronic mail and the corresponding data were entered into a sample tracking table in the project drill hole database.

In REI’s opinion, the sample handling and shipment procedures were appropriate. REI notes that up to the point where the samples were accepted by Aeromexpress (a subsidiary of Aeromexico S.A. de C.V., a government-regulated commercial airline), an uninterrupted sample chain of custody was maintained between the drill rigs and the assay laboratory.

Sample Preparation

Upon arrival at the ALS Chemex sample preparation facility in Guadalajara, Jalisco, Mexico, notification of sample reception was transmitted to Cuzcatlán and the samples were entered into the laboratory sample management system. Following drying, the samples were weighed and the entire sample was crushed to a minimum of 70% -10 mesh. The crushed sample was then reduced in size by passing the entire sample through a riffle splitter until a 250 g split was obtained. The 250 g split was then pulverized to a minimum of 85% -200 mesh. The pulverized samples were subsequently grouped by sample lot and shipped by commercial air freight to ALS Chemex’s analytical facility in Vancouver, British Columbia for analysis. In REI’s opinion, the sample preparation procedures are appropriate for samples from a high-grade epithermal deposit such as San Jose.

Sample Analysis

Upon arrival at ALS Chemex’s analytical facility in Vancouver, British Columbia, the sample identity data were entered into the company’s Laboratory Information Management System.  Subsequent analysis consisted of:

•	Homogenization of the samples;
•	Fire assay for silver and gold by ALS Chemex Method ME-GRA21 - 30g fire assay charge with gravimetric finish;
•	Analysis for 34 other elements by ALS-Chemex Method ME-ICP41 – Aqua regia digestion and ICP-Atomic Emission Spectroscopy (“AES”) finish;
•
For samples where lead and zinc ICP analysis results exceeded 10,000 ppm (1.0%), the samples were re-run by ALS-Chemex Method PB-AA46 and Method ZN-AA46 - Aqua regia digestion and Atomic Absorption Spectroscopy (“AAS”) finish.

All laboratory internal quality control results were reported on the laboratory assay certificates. Sample pulps and rejects were temporarily stored by ALS Chemex for later shipment back to the San Jose Project site.

In REI’s opinion, the sample analysis procedures are appropriate for samples from a high-grade epithermal deposit such as San Jose.

Quality Assurance/Quality Control (QA/QC) Samples

Prior to Fortuna’s 2006 drilling campaign no blind control samples were submitted for the 2001 Pan American and 2004/2005 Continuum drilling programs. RMI notes that the Pan American assays represent less than one percent of the entire Trinidad assay data and have no material bearing on the mineral resource. The Continuum data represent about 12% of the entire Trinidad assay database. For that reason, Fortuna sent 42 mineralized samples from the Continuum drilling program to ALS Chemex in order to confirm the accuracy of the Continuum data. These 42 samples represent 14% of the total Continuum mineralized population and consisted of 23 pulp rejects from the original sampling program and 19 sawn ¼ core samples from the ½ split core that remained on site. Control samples were submitted with the 42 samples that were assayed by ALS Chemex. RMI has reviewed those results and concludes that there is no significant bias between the original Continuum assays and the 42 check samples.

Fortuna inserted standard reference materials and assay blank materials into the sample stream in 2006 starting with drill hole SJO-016. These control samples coupled with the results of laboratory duplicates, preparation duplicates and check assays were used to monitor and measure sample preparation and analytical performance.

Data Verification

Quality Control Measures

RMI and REI did not collect their own independent samples from the San Jose Project nor submit any existing sample media for independent testing. RMI and REI have reviewed the quality control measures that have been undertaken by Cuzcatlán and believe that in general, those measures are reasonable. RMI has reviewed the results from various quality control programs (e.g. the results from standards, blanks, duplicates, and check assay programs), and RMI and REI have provided recommendations for improving the San Jose quality control protocols in the San Jose Report.

Verification Procedures

RMI verified the electronic sample database by comparing those assay records with signed assay certificates from the commercial laboratory (i.e. ALS Chemex). This set of data represents 5.4% of the entire San Jose assay database. Over 1,400 assay records were checked with no errors discovered.

RMI compared drill hole collar locations against the provided topographic surface and found that the drill hole collars are approximately 1.4 metres lower than the topo surface. RMI and REI do not believe that this is a material issue since the veins do not outcrop and will be developed by underground methods. All of the wireframes were developed from drill holes whose collar locations were located relative to one another. Both RMI and REI highly recommend that Cuzcatlán perform sufficient surveys to ascertain which data have the correct elevation and then remediate the discrepant data.

RMI checked the down-hole survey data for anomalous deviations in either azimuth or inclination. No apparent discrepancies were discovered. RMI discovered several minor assay overlaps in a Continuum drill hole (JER-2) which is located outside of the resource area that is the subject to this report.

Based on RMI’s and REI’s review of Cuzcatlán’s quality control protocols, RMI’s verification of the electronic assay database, along with an examination of drill hole collar locations and down-hole surveys, it is the opinion of RMI and REI that the various data are suitable to be used for estimating mineral resources.

Mineral Resource and Mineral Reserve Estimates

Mineral resources were estimated by Mr. Michael J. Lechner, President of Resource Modeling Inc. Mr. Lechner is a recognized qualified person by virtue of his education, experience, and professional registrations. Mr. Lechner is independent of Fortuna and has no vested interest in the San Jose Project.

Sample Data

Fortuna personnel provided RMI and REI with various drill hole and underground channel sample information for the San Jose Project. The data were exported from Fortuna’s Microsoft Access® database as both Excel spreadsheets and ASCII text files. These data consisted of collar locations, down-hole surveys, assays, and various geologic data. RMI performed basic data validations and then imported the data into MineSight®.

The following table summarizes the number of diamond drill holes and underground channel samples that were used to develop the mineral resource that is the subject of this report. Only a portion of the nearly 66,000 metres of data shown in the following table were assayed.

San Jose Data Summary

Sample Type	Count	Metres	% of Total
Diamond Core	196	63,906.65	97%
UG Channel	908	1,682.04	3%
Grand Total	1,104	65,885.69	100%

Geologic Data

The primary geologic data that were used for estimating mineral resources for the San Jose Project were a series of vein wireframes that were constructed by Fortuna personnel using DataMine® software. The vein wireframes were constructed using a silver equivalent cutoff grade of 50 g/t along with logged lithologic/vein information. The interpretation was initially completed on east-west paper cross sections using a spacing of 25 metres. These interpretations were used as a guide to draw the vein envelopes in DataMine® which were then linked together to form wireframe solids.

RMI imported the DataMine® wireframes into MineSight® and performed various validations. The wireframes were ultimately found to be mathematically correct with no openings or overlapping triangles. The wireframes were compared with the logged drill hole vein codes. Minor differences between the two software packages (DataMine® and MineSight®) required some manual re-coding of the drill hole vein codes. Volumetrically, the wireframes were found to be nearly identical by the two software packages.

RMI used the wireframes to code model blocks with both an integer value for each unique vein along with the percentage of each block contained inside of the wireframe solids.

Topography

RMI constructed a three dimensional topographic surface using XYZ points from a 1-metre grid that were extracted from Fortuna’s Access database. These topographic points were obtained as DEM data from an aerial survey contractor.

RMI compared the provided surface drill hole collars against the three dimensional surface and found that most of the drill hole collars were approximately 1.4 metres lower than the topographic surface. Fortuna was aware of this difference and believes that the differences stem from the control datum used to create the aerial survey.

None of the veins that were modeled by RMI outcrop so there are no issues regarding the volumetric tabulation of resources that could be affected by the uncertainty surrounding topography. All of the drill hole collars are thought to be correctly located relative to one another so the construction of the vein wireframes was not compromised.

RMI and REI highly recommend that Fortuna resolve the discrepancy between the topographic surface and drill hole collar locations.

Bulk Density

Bulk density determinations were performed by ALS Chemex’s Vancouver, British Columbia facility using drill core samples. The ALS Chemex specific gravity procedure OA-GRA08a was completed on 848 samples. This procedure consists of weighing paraffin coated core samples in air and water and making a simple calculation.

The average bulk density of the 480 vein samples was 2.62 while the 368 non-vein samples averaged 2.61 g/cm3. RMI elected to use a constant bulk density value of 2.61 g/cm3 for all materials in tabulating mineral resource tonnage.

Underground Workings

Fortuna provided RMI with two wireframes that represent historical mining and the current ongoing ramp that is being developed. The historical mining wireframe contains the shaft, drifts, cross-cuts and stopes that were defined by cavity monitor surveying. The historical mining wireframe has a volume of approximately 32,500 cubic metres representing about 85,000 tonnes. The current ramp wireframe has a volume of about 29,700 cubic metres or about 77,500 tonnes.

RMI used the two wireframes to assign the percentage of each block contained within the mined volume. Fortuna recognizes that the historical mining wireframe do not account for all of the past mining activities since access to certain areas was not feasible. The percentage of the vein wireframes located above the 1,450 metres elevation was set to zero to account for the uncertainty of material actually remaining above that elevation.

Assay Statistics

Basic silver and gold statistics were calculated from the raw assay data by a variety of attributes. The gold and silver assays reveal high coefficient of variations (4.33 and 4.92) which is typical of epithermal deposits. The Continuum (12% of assayed data) and Pan American (less than 1% of assayed data) show higher silver and gold grades than the Fortuna programs because those drilling campaigns targeted the known high-grade portion of the deposit.

About 90% of the silver and gold assay data were obtained from HQ and NQ size diamond core. The mean silver and gold grades derived from those sampling methods are remarkably similar. About 2% of the assayed data was obtained from smaller BQ size core which was required when hole conditions deteriorated. The mean grades from the BQ core are higher than those from the larger diameter core but the author does not consider this to be a material issue given the small amount of those data and the fact that those intervals tended to be located within mineralized veins. The remaining 8% of the assayed data was obtained from underground channel chip sampling campaigns. The silver and gold channel sample grades are appreciably higher than the core hole data. The reasons for this apparent bias are that 1) the channel samples were collected from exposed vein material in the underground workings and 2) the core hole data sampled not only vein material but also long intervals of barren/weakly mineralized hanging wall and footwall lithologies. To check for potential biases, the underground channel samples were spatially paired with nearby diamond drill hole samples so that grades and coefficients of variation could be calculated. A maximum separation distance between the two sampling methods of 25 metres was used in order to obtain a reasonable number of sample pairs.

In the opinion of RMI and REI, the noted 10% difference in silver grade between the two sampling methods is not unusual given the fact that epithermal deposits typically show erratically distributed grades and high-grade outliers. There was an excellent comparison of gold grades. The diamond core hole samples showed higher coefficients of variation probably because they tended to sample more barren zones along vein contacts than the channel samples which were visually concentrated on vein structures.

The highest mean silver grades are found in the Fortuna vein while the highest average gold grades are found in the Bonanza vein. However, the greatest concentration of contained silver and gold metal based on grade-times-thickness products (“Grd-Thk”) is found in the Bonanza vein. About 57% and 64% of the contained silver and gold metal, respectively is found in the Bonanza vein.

Grade Capping

High-grade outliers can present problems in estimating mineral resources. While the high-grade assays may be real and often supported by multiple check assays their area of influence is often very limited. For this reason high-grade outliers are typically “capped” or cut in an attempt to minimize the potential for over-estimating contained metal.

RMI used two methods to identify outliers - cumulative probability plots and decile analysis. The raw assays were transformed using the cumulative normal distribution theory so that the outliers at the upper end of the tail could be more easily visualized.

The silver and gold assays were sorted into deciles/percentiles so that various statistics could be calculated.

The data show that about 55% of the silver metal based on gradetimes-thickness products is contained in 10% of the samples. Furthermore, 15.5% of the metal is contained in one percent of the samples.

The data also shows that about 57% of the gold metal based on gradetimes-thickness products is contained in 10% of the samples. Furthermore, about 18% of the metal is contained in one percent of the samples. Using criteria established by Irv Parrish the gold deciles support the suggested capping grade of 20 g/t that was interpreted from the gold cumulative probability plot. Using Parrish’s rules, the silver deciles suggest a capping limit of about 2400 g/t, however, the cumulative probability plot clearly shows that silver grades are well behaved until about 4000 g/t. Based on the cumulative probability plots and decile/percentile distributions the author elected to cap silver and gold raw assays at 4000 g/t and 20 g/t, respectively.

Cumulative probability plots were used to analyze high-grade outliers for copper, lead, and zinc. These metals were estimated but are not anticipated to be recovered. However, they may provide a guide to helping to estimate final silver and gold recoveries.

Sixteen raw silver assay samples were capped at 4000 g/t which nominally reduced the mean silver grade and coefficient of variation (“CV”) with an apparent metal loss of about 2%.

Fifty-one raw gold assay samples were capped at 20 g/t which moderately reduced the mean gold grade and CV with an apparent metal loss of about 7%.

In addition to capping high-grade outlier assays, drill hole composites above certain thresholds were limited in how far they could be projected. Bonanza vein silver composites in excess of 2,500 g/t were limited to a maximum projection distance of three metres. Paloma and Fortuna silver composites in excess of 2,000 g/t were limited to a maximum projection distance of three metres. Paloma gold composites in excess of 6 g/t were limited to a maximum projection distance of 10 metres.

Compositing

The raw drill hole assays were composited into two-metre-long fixed lengths. This length was chosen based on the original assay lengths, average vein widths, and reasonable minimum mining widths. REI tabulated the number of metres of logged drill hole intervals contained in vein material by sample length. The average silver equivalent grade (“Ag Eq”) is seen to decrease with increased sample length.

About 80% of the original assay intervals were in the range of one to two metres in length. Only two percent of the original samples were less than one metre in length and one percent was greater than two metres in length.

The raw uncapped assays along with capped assays were composited. The XYZ coordinates for the start, middle, and end of each two-metre-long composite were calculated and stored.

Variography

Down-hole silver and gold correlograms were generated for the Bonanza and Trinidad veins using capped assay intervals to establish the nugget effect for each metal. The silver down-hole correlograms for both veins showed ranges of about 11 metres and nugget effects ranging between 0.10 (Trinidad) and 0.20 (Bonanza). The gold down-hole correlograms showed ranges of eight metres (Bonanza) and 12 metres (Trinidad).

Directional gold and silver correlograms were generated for both the Bonanza and Trinidad veins using two-metre-long composites based on capped assays with Sage2001®, a well recognized commercial software package. Correlograms were developed at a variety of vectors (30 degree increments in both plan and section) and then modeled using Sage2001’s auto-fit function.

Maximum ranges for silver and gold were found to be along the strike direction and the down-dip direction of the veins. The shortest ranges were found to be perpendicular to the strike of the veins.

Block Model Setup

RMI created a three dimensional block model using MineSight® software. A block size of 2 metres by 2 metres by 2 metres was selected. This block size was thought to be suitable given the average widths of the principal veins, potential minimum mining widths, and the use of vein percents. The San Jose Report summarizes the model limits.

The percentage of each block below the topographic surface was calculated and stored in the model. The percentage of underground mining was also calculated and stored in the model. The percentage of each vein wireframe was calculated and stored in the model along with unique integer codes to identify each of the 16 modeled veins. A variety of other attributes (estimated and assigned) were also modeled and are summarized in the San Jose Report.

Grade Estimation

Block silver and gold grades were estimated using inverse distance and nearest neighbor estimation methods. In lieu of using traditional search ellipses, RMI used a dynamic anisotropy method for selecting eligible composites to estimate the block grades. This method recognizes that precious metal mineralization often is concentrated along vein contacts and typically forms lensoidal shoots particularly where there is a change in either strike or dip of the vein. Prior to estimating metal grades, the perpendicular distance between each block centroid and the hanging wall and footwall contacts of the Bonanza, Trinidad, Fortuna, and Paloma veins were calculated and stored in the model. The relative distance to the hanging wall contact for each vein was then calculated (i.e. relative distance = footwall_distance/footwall_distance + hanging wall_distance) * 100). The actual Cartesian and relative distances to the hanging wall contact were then back-tagged to the drill hole composites. The relative distance between each block and the hanging wall vein contact was then used to match composites located at similar distances from the vein walls for the purpose of estimating silver and gold grades using a three-pass inverse distance interpolation plan that used progressively longer search distances to find eligible composites.

Inverse distance powers of two or three were selected to estimate block silver and gold grades. For most of the veins, a minimum of three composites were used to estimate block grades with a maximum of six and no more than two composites per drill hole. In addition to using distance between the blocks and composites in weighting the calculation, either the length of the composites or decluster weights were used. The cell (2 metres x 2 metres x 2 metres) declustering method assigned weights to the composites which were then multiplied by the composite length.

Block silver and gold grades were estimated using two-metre-long composites derived from capped raw assays.

The smaller vein splays which represent about 14% of the total project vein volume were estimated using a single pass inverse distance cubed method and search ellipses oriented in the plane of each vein wireframe. These veins tend to be modeled with limited drilling information and required a large search strategy to fill the blocks with grades. All of these veins were classified as Inferred resources.

Model Verification

Block grades were validated by both visual and statistical methods. The dynamic anisotropy method resulted in generating a distribution of metal grades which is similar to the observed distribution of high-grade ore shoots and internal waste selvages that are commonly seen in epithermal precious metal vein deposits.

Nearest neighbor silver and gold models were constructed in order to check for potential global and local biases. The primary veins (Bonanza, Trinidad, Fortuna, and Paloma) were sub-divided into five sectors and the nearest neighbor model used those sectors for selecting composites.

Globally, the inverse distance silver and gold grades for the four primary veins are five percent lower than the nearest neighbor models. The majority of the tonnage is contained in the Bonanza and Trinidad veins. The silver and gold comparisons for the Bonanza vein are very reasonable. The comparison for the Trinidad vein shows that the inverse distance grades may be slightly conservative but the author notes that nearest neighbor models for vein deposits often show significantly higher or lower grades than models that use more samples. The geometry of the veins coupled with the orientation of the drill holes can result in wide zones of polygonal grades that are not representative. The variance between the Paloma inverse distance and nearest neighbor models is greater than is customarily considered to be within tolerance (i.e. ± 5%) but the limited tonnage of that vein and several high-grade drill hole samples have resulted in the nearest neighbor model grade being significantly higher than the inverse distance model that used more samples.

Globally the Inferred resource inverse distance silver and gold grades are six percent and three percent respectively, lower than the nearest neighbor grades. Individual veins show significant variations but most of them have very limited tonnage and similarly were estimated with relatively few and wide spaced drill holes.

Swath plots were generated through the model in order to compare the inverse distance silver and gold grades (“AGIDW” and “AUIDW”) with the nearest neighbor silver and gold grades (“AGNN” and “AUNN”). The mean grades were calculated for each slice at a zero cutoff grade for all Indicated mineral resources.

In general the AGIDW and AUIDW grades are seen to be less than the AGNN and AUNN by northing except at the far southern and northern ends of the deposit where there are fewer blocks.

Both the silver and gold inverse distance grade models tend to be lower than the nearest neighbor models from the 1,450 metres elevation to approximately the 1,200 metres level. Below the 1,200 metres level, both the inverse distance silver and gold grades tend to be higher than the nearest neighbor models. There is also a very noticeable spike in the nearest neighbor silver and gold grades at about the 1,170 metres elevation which appears to be generated by several high-grade drill hole intercepts.

Resource Classification

The estimated blocks were classified into Indicated and Inferred mineral resource categories based on several criteria. Indicated mesources were restricted to the four primary veins (Bonanza, Trinidad, Fortuna, and Paloma) provided that the blocks were within a specified distance from a required number of drill holes. Those criteria include: 1) at least three drill holes within 33 metres, or 2) two drill holes within 23 metres, or 3) one hole within 13 metres of the four primary veins. All remaining estimated blocks inside of the various wireframes were classified as Inferred resources based on the currently understood geologic continuity of the mineralized structures. Additional drilling would be required to determine if those Inferred resources could be upgraded to an Indicated status.

Mineral Resource Tabulation

Mineral resources were tabulated using a silver equivalent cutoff grade that incorporates metal prices and recoveries. The parameters used to calculate the silver equivalent grade are summarized below

Silver Equivalent Parameters

Parameter	Value
Silver Price	$13.75
Gold Price	$856.16
Silver Recovery	92.5%
Gold Recovery	91.5%

The expression for calculating the silver equivalent grade is:

Ag Eq = Ag + Au * (($856.16/13.75)*(91.5/92.5)) or
Ag Eq = Ag + Au * 61.6

Mineral resources at a 150 g/t Ag Eq cutoff grade are as follows:

San Jose Mineral Resource Summary

Resource Category	Tonnes (000)	Ag Eq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					Ag Eq Ozs (000)	Ag Ozs (000)	Au Ozs (000)
Indicated	2,690	435	295	2.27	37,596	25,504	196
Inferred	2,411	392	262	2.11	30,357	20,293	164

Results and Interpretations of Field Surveys

The mineralized veins within the San Jose area have been recognized and exploited sporadically since the 1850’s. From 1980 through 2004, production was intermittent and came primarily from the San Jose mine. In 2005 and 2006 material was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd through the Trinidad shaft. Recognizing the potential for additional resources, three companies completed approximately 200 diamond core holes totalling nearly 64,000 metres of drilling in the Trinidad area since 1999. The majority of the core holes were drilled from east to west in order to cross-cut the steep east-dipping mineralized zones at high angles. Of the 64,000 metres of drilling, approximately 20,000 metres were assayed for gold, silver, copper, lead, zinc, and other elements.

After acquiring the properties in the Trinidad area, Fortuna implemented adequate quality assurance/quality control (“QA/QC”) protocols during its drilling programs to ensure that the assays resulting from this drilling could be used for estimating mineral resources. Fortuna logged the drill holes for lithology, alteration, mineralization, and structure. In 2008, a major re-logging program was undertaken by Fortuna in order to support a more detailed geologic interpretation of the mineralized veins. This re-interpretation was completed on east-west cross sections and reconciled on level plans. Detailed wireframes were then constructed for 16 different vein structures, the most important being the Bonanza and Trinidad veins, using silver equivalent grades along with logged attributes. Representative core samples that were collected for bulk density determinations indicated that an average bulk density value of 2.61 g/cm3 could be used for tabulating resource tonnages.

Using the validated drill hole assay data and vein wireframes, RMI constructed a three dimensional block model and estimated gold and silver block grades. After validating the grade model, the estimated blocks were classified as either Indicated or Inferred mineral resources.

Data Density, Adequacy, Reliability, and Uncertainty

In the opinion of RMI and REI the upper portion (above the 1,200 metres AMSL elevation) of the Trinidad mineralized system has been adequately tested by drilling for the estimation and classification of Indicated and Inferred mineral resources. The average drill hole spacing above the 1,200 metres elevation ranges between 30 and 35 metres, with local areas being more tightly drilled on closer spacings. Below the 1200 elevation the drill hole spacing widens, which results in mostly Inferred resources below that level.

The drill core has been professionally collected and logged by Fortuna’s geologic staff. Adequate QA/QC protocols were and are in place and appropriate corrective actions were taken upon failure of control samples (standards and blanks). In the opinion of REI and RMI, the assay data are representative and suitable for the estimation of mineral resources.

By their nature epithermal precious metal deposits show significant variability in local metal grades and typically have very high-grade outliers that generally have restricted areas of influence. As a result, over-estimation of block grades is always an area of uncertainty with high-grade epithermal deposits. The mineral resource that is the subject of the San Jose Report was created using a modeling method that minimized grade smearing within the vein wireframes by way of a dynamic anisotropic method of sample selection. This estimation method resulted in the projection of high-grade material into reasonable shoot-like geometries that are shown in the geologic cross sections and which are common in epithermal vein deposits.

The 1.3 to 1.4-metre difference in elevation between the topographic surface that is based on aerial digital data and the conventionally surveyed drill hole collars presents a minor area of uncertainty. However, this issue has no real material bearing on the in situ mineral resource that is the subject of the San Jose Report, as the mineralization does not outcrop and all mining will be by underground methods.

Ongoing mining and processing studies will be required to determine what portion of the resource may be economically viable. However, REI/RMI note that many areas of uncertainty commonly associated with a new deposit that is likely to be mined by underground methods are of somewhat less concern, given that the Trinidad area has a recent history of production from material that is very similar to the mineral resources that are the subject of the San Jose Report.

In summary, the original objective of the project addressed by the San Jose Report was the completion of a thorough review of all data, information, and geologic interpretations and the subsequent estimation of an NI 43-101 compliant mineral resource that can be used by Fortuna for pre-feasibility engineering of the San Jose Project. It is the opinion of Donald Earnest (REI) and Michael Lechner (RMI), as Qualified Persons, that the completed project meets the original objective.

CAYLLOMA MINE

The Company purchased a 100% interest in the Caylloma Mine and related mining concessions in 2005 and returned the mine to production in October 2006 following a significant upgrading and modernization of the ore processing plant.  The mine and processing plant currently operate at a rate of over 1,200 tpd with production sourced primarily from the Animas Vein. Lead, silver and zinc concentrates are sold locally under annual contracts to international metal trading companies. Exploration activities include testing of high grade silver and base metal targets within the Caylloma Mining District.

Unless stated otherwise, the information in this section is based on the technical report entitled “Technical Review (NI 43-101), Caylloma Project, Peru dated August 11, 2009 (the “Caylloma Report”), which is compliant with NI 43-101. The Caylloma Report was prepared by Richard L. Nielsen, PhD., Steve Milne, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC (“CAM”), each an independent “qualified person” as defined in NI 43-101. The information regarding the Caylloma Mine in this section has been extracted from the Caylloma Report. For a complete description of assumptions, qualifications and procedures associated with the information in the Caylloma Report, reference should be made to the full text of the Caylloma Report, which is available for review on SEDAR at www.sedar.com

Property Description

The Caylloma Mine is located in the Caylloma Mining District, 225 kilometers north-northwest of Arequipa, Peru, and 14 kilometers northwest of the town of Caylloma. It lies at 4,400 to 4,800 meters above sea level in the Peruvian Andes.

The mineral property consists of mineral rights in 3 “acumulaciones” and 26 mining concessions for a total surface area of 8,171.3 hectares. All of the acumulaciones and mining concessions constitute the Unidad Económica Administrativa (“UEA”) San Cristobal. In addition, Fortuna owns extensive surface rights.

Geology and Mineralization

The host rocks for mineralized veins in the district are volcanic rocks of the upper Miocene Tacaza Group, which lie in angular unconformity over a sedimentary sequence of quartzites and shales of the upper Mesozoic Yura Group.

Portions of the property area are covered by a variable thickness of postmineral Plio-Pleistocene volcanic deposits and recent alluvial sediments.

Six major vein systems are recognized in the Caylloma District, all having a general northeast-southwest strike, and mainly dipping to the southeast. The host rocks of the Caylloma vein systems are breccias, lavas and andesitic volcaniclastic units of the Tacaza volcanic group. The Caylloma District is located near the northwestern margin of the Caylloma caldera complex.

The economic mineralization mined in the past come from five of the vein systems, which were all silver rich with low base metal contents. In contrast, the Animas vein system contains polymetallic silver basemetal mineralization, with minor gold credits. The mineralization in all six vein systems occurs in ore shoots which are up to several hundred meters long, with vertical extents ranging up to 300 meters. Width of the veins varies from a few centimeters to 20 meters, averaging about 1.2 meters for the silver veins, and 2.5 meters for the polymetallic veins.

The geology and mineralization controls are well understood by Fortuna geologists, who have several years of operations experience.

The mineral resources as of December 31, 2008 (March 31, 2009 for the Bateas Vein) have been estimated in eight different veins on the Caylloma property. CAM believes that there is good potential for the discovery of additional resources and reserves on the property. This added potential is present in:

•	Developed veins are open at depth and some potential exists along strike.

•	Undeveloped veins identified on surface or in underground workings where only low-grade mineralization has been encountered at a limited number of exposures.

•	Undiscovered veins on the remainder of the property.

Exploration and Data Compilation

Historically, core drilling has been used at Caylloma to determine the locations of extensions for known mineralized structures, which are followed up by underground drifting and development. Both core samples and underground channel samples are used for resource estimation.

As with most high-grade, multi-metal, vein deposits, local variations in metal content are commonly high and large differences can exist between successive sampling campaigns of the same areas. As a check on analytical accuracy and precision, the mine laboratory, which assays channel samples, uses an elaborate and thorough  QA/QC series of checks, including standards, blanks, preparation duplicates, pulp duplicates, and re-sampling. Core samples are assayed at ALS Chemex, an independent laboratory, and are subject to equally rigid QA/QC procedures. Separate limits of acceptable deviation in values for silver, gold, zinc, lead and copper are applied, and re-assaying is done whenever the limits are exceeded.

It is CAM’s opinion that the QA/QC procedures followed by Fortuna are thorough and appropriate. CAM believes that the assay database is adequate and appropriate for resource estimation.

On the basis of this review, CAM believes that the databases for the polymetallic veins have been assembled according to accepted practices, and are suitable for use in ongoing mine planning for the life of the operation.

Resource and Reserve Estimation

For the polymetallic Animas Central, Animas NE7, Animas NE8, Santa Catalina, Soledad, Silvia and Bateas veins, three dimensional wireframe models were constructed for each vein system and drill hole and channel sample grades were composited to 2.5 meters or to the vein width for veins of less than 2.5 meters. Block models were constructed within each wireframe using the DataMine software package with block sizes varying according to vein dimensions and ranging to a maximum size of 5 by 5 by 2.5 meters. Sub-blocking was used as necessary to more precisely reflect actual vein geometry. Metal grades were estimated using ordinary kriging in sectors with channel sample data from stopes and crosscuts, and using inverse distance squared in sectors with only drillhole data. A density factor of 3.00 grams per cubic centimeter has been used for conversion of block volumes to tonnes. Resource classification was based on the number of composite samples used in estimation of the grade for each block with Measured

Resources being estimated by 12 to 20 composite samples, Indicated Resources being estimated by 8 to 11 composite samples and Inferred Resources being estimated by 1 to 7 composite samples. An NSR value of US$37.15 was used as the lower cut-off value for the reporting of mineral resources.

For the silver-bearing San Cristobal, San Pedro, San Carlos, La Plata, Cimoide La Plata, Paralela and Ramal Paralela veins, mineral resources were estimated by inverse distance squared methods using density factors ranging from 2.82 to 2.95 grams per cubic centimeter. Classification of resources was based on distance from development workings with measured resources being blocks extending up to 25 meters from horizontal or vertical workings, indicated resources are those blocks located beyond 25 meters but within 40 meters of development workings, and inferred resources being those blocks located at distances of greater than 40 meters from workings.

Mineral resources are given in the following tables, both of which exclude mineral reserves.

Measured and Indicated Resources, All Veins, Exclusive of Reserves

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Width (m)
Measured Resources	247,070	63	0.31	1.19	2.23	0.11	1.69
Indicated Resources	20,400	71	0.29	1.00	1.40	0.15	2.74
Measured + Indicated Resources	267,470	64	0.31	1.18	2.17	0.11	1.77

Inferred Resources, all Veins, Exclusive of Reserves

Category	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Width (m)
Inferred Resources	1,279,000	187	0.29	1.92	3.25	-	2.58

Mine Operations

Caylloma has been operating normally since October 2006, with mill throughput increasing gradually toward the optimized capacity of 423,600 tonnes per year.

Economic cutoff and dilution factors have been applied to the mineral resource estimates to determine mineable reserves as shown below:

Diluted Mineable Ore Reserves at Caylloma as of December 31, 2008

Description	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Silver Veins
Proven	421,320	387	0.83	0.01	0.02
Probable	228,500	369	0.55	0.05	0.09
Total, Silver Veins	649,820	380	0.73	0.02	0.04
Polymetallic Veins
Proven	3,280,100	103	0.52	2.03	3.09
Probable	103,000	426	0.44	1.74	2.41
Total, Polymetallic	3,383,100	113	0.51	2.02	3.07
All Veins
Proven	3,701,420	136	0.55	1.80	2.74
Probable	331,500	387	0.51	0.58	0.81
Total All Veins	4,032,920	156	0.55	1.70	2.58

Underground mining is currently focused on the Animas, Santa Catalina, and Soledad veins. These veins are polymetallic veins, containing silver, gold, lead, zinc and copper mineralization. Production from these veins during the year 2008 was 331, 380 tonnes, or about 950 tonnes per day, of which about 95 percent originated in the Animas vein. The veins are accessed from adits driven from the surface.

In the Animas vein, where vein widths reach up to eight meters, the mining method is mechanized ascending cut-and-fill, using hydraulic deslimed mill tailings as backfill. The Soledad vein is much narrower, and is also mined by cut-and-fill methods, but requires the use of micro-scoops for loading of broken ore. Production from the Soledad vein averaged about 5% of total production. Santa Catalina is also a narrow vein, mined by a shrinkage method.

The milling process consists of conventional crushing and grinding, followed by selective flotation, producing concentrates for lead and zinc. The mill is being modified to raise the capacity from 1,000 tonnes per day to 1,200 tonnes per day of silver and polymetallic vein ores, by the year 2010. The mineralogy at Caylloma is relatively straightforward, and mill recoveries have increased steadily since the 2006 start-up. During the fourth quarter of 2008, recoveries were:

Silver	82.4%
Gold	37.5%
Lead	93.4%
Zinc	87.2%

In April 2009, subsequent to the effective date of the Caylloma Report, a copper-recovery circuit was added to the mill.

Fortuna has signed contracts for all of its lead and zinc concentrates with Ayssa (Glencore’s representative in Peru). During 2008, 20,960 wet-tonnes of zinc concentrate and 12,620 wet tonnes of lead concentrate were sold. Transportation of all concentrates from the mine site to the port of Callao is by truck.

USE OF PROCEEDS

The Company expects to receive approximately $28.2 million in net proceeds from the Offering, not including any proceeds received from the exercise of the Over-Allotment Option, and after deducting fees payable to the Underwriters and the estimated expenses of the Offering.

The Company currently intends to use the $28.2 million in net proceeds of the Offering to fund a portion of the development and construction of the San Jose Project as follows:

Mine development	$6.7 million
Processing plant	$16.6 million
Tailings dam	$1.9 million
Water and infrastructure	$3.0 million
Total	$28.2 million

The actual amount that the Company spends in connection with the intended use of proceeds may vary significantly, and will depend on a number of factors, including those described in the “Risk Factors” section of this prospectus.

As described above, we currently plan to spend the net proceeds on the advancement of San Jose Project by continuing with development and construction of a mine at the San Jose Project, prior to establishing the economic viability of the project in a NI 43-101 compliant technical report. There can be no assurance that such expenditures will demonstrate the economic viability of the project. Depending on the opportunities, economic conditions and the results of the activities described above at San Jose Project and our other exploration properties, we may use a portion of the proceeds to invest in acquisitions of other properties which are consistent with our business strategy.  The Company is not currently in any discussions or negotiations with respect to any particular properties.

Notwithstanding the foregoing, there may be circumstances where for sound business reasons a reallocation of funds may be necessary.  The Company reserves the right to reallocate the net proceeds from the Offering in these circumstances.  See “Risk Factors”.

Business Objectives

The Company’s business objective is to become a leading mid-tier silver producer with mining operations in Peru and Mexico.  To achieve its business objective, the Company’s proposed strategies for the net proceeds from the Offering during the next 18 months consist of the construction and commissioning of the Company’s second mine, the San Jose Project, located in Mexico.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization, cash, cash equivalents and long-term debt of the Company as at September 30, 2009 on an actual basis and as adjusted to give effect to the Offering.  The table should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the nine months ended September 30, 2009 and the management discussion and analysis thereof, incorporated in each case by reference in this short form prospectus.

	(US$ in thousands)
	As at September 30, 2009	As at September 30, 2009 (after giving effect to the Offering)(1)
Long-term liabilities	$14,126	$14,126
Share capital	$104,516	$135,223
	(94,848,652	(107,898,652
	Common Shares)	Common Shares)
Accumulated Deficit	$(10,394)	$(10,394)
Total capitalization(1)	$108,248	$138,955

_________________

Notes:
(1)	Assuming conversion of the proceeds of the Offering at the Exchange Rate.
(2)	Total capitalization presented in this table is a non-GAAP financial measure, and represents the total of long-term liabilities, share capital and retained earnings.

PLAN OF DISTRIBUTION

Under an agreement dated February 9, 2010 (the “Underwriting Agreement”) between the Underwriters and the Company, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on the Closing Date, all, but not less than all, of the Offered Shares at a price of $2.30 per Offered Share for aggregate gross proceeds of $30,015,000, payable in cash to the Company against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.  The Offering Price was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company has agreed to pay a commission to the Underwriters (the “Underwriters’ Fee”) of 5% of the gross proceeds of the Offering for their services in connection with the distribution of the Offered Shares, including in respect of any Additional Shares sold pursuant to the exercise of the Over-Allotment Option. Fortuna has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters until 5:00 p.m. (Vancouver time) on the date that is 30 days after the Closing Date, to purchase up to 1,957,500 Additional Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares issued on the exercise of the Over-Allotment Option.  A person who acquires Additional Shares issuable upon exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that the Company will arrange for an instant deposit of the Offered Shares to be issued to non-U.S. purchasers to or for the account of the Underwriters with CDS on the Closing Date, against payment by the Underwriters to the Company of the aggregate purchase price for the Offered Shares purchased by the Underwriters.  In any event, the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date not later than March 30, 2010.  No certificate evidencing the Offered Shares will be issued to non-U.S. purchasers, except in certain limited circumstances, and registration will be made in the depositary services of CDS.  Non-U.S. purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.  For all Offered Shares sold within the United States, certificates evidencing the Offered Shares will be available for delivery on the Closing Date.

Pursuant to the rules and/or policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction.  The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Offered Shares may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Offered Shares they have acquired pursuant to the Underwriting Agreement to certain “qualified institutional buyers,” as such term is defined under Rule 144A of the U.S. Securities Act, in the United States through their U.S. registered broker-dealer affiliate(s), provided such offers and sales are made in compliance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, any offer or sale of the Offered Shares offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless made pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The securities offered, sold or issued in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.  Certificates representing such securities will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Terms used and not defined in two preceding paragraphs shall have the meanings ascribed thereto by Regulation S under the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events.  The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

The Underwriters propose to offer the Offered Shares initially at the Offering Price.  After the Underwriters have made reasonable efforts to sell all of the Offered Shares by this short form prospectus at such price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price.  The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

The Company has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Company has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Common Shares or securities convertible into, exchangeable for or otherwise exercisable into Common Shares for a period of 90 days following the Closing Date without the prior written consent of CIBC World Markets Inc. and Canaccord Financial Ltd., on behalf of the Underwriters, other than:  (i) upon exercise of currently outstanding rights, or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval; (ii) upon exercise of currently outstanding options granted to officers, directors, employees or consultants of the Company or any subsidiary thereof pursuant to Fortuna’s stock option plan (the “Option Plan”); or (iii) options issued pursuant to and in accordance with the Option Plan.

The TSX has conditionally approved the listing of the Offered Shares to be distributed under this short form prospectus.  Listing is subject to the Company fulfilling all of the requirements of the TSX on or before May 10, 2010.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  As of February 17, 2010, the Company had 95,020,465 Common Shares issued and outstanding.  All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.  Certain of the rights and attributes of the Common Shares are described below.

Voting

The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. Each common share carries one vote per share.

Dividends

The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors from time to time may declare, out of funds legally available therefor.

Rights on Dissolution

In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights

No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares.

PRIOR SALES

The following table summarizes the issuances of Common Shares within the 12 months prior to the date of this short form prospectus.

Date	Price per share ($)	Number of Common Shares	Reason for issuance
March 6, 2009	$0.98	6,786,706 Common Shares	Issued in connection with acquisition of Continuum Resources Ltd.
March 19, 2009	$0.85	23,000	Option Exercise

Date	Price per share ($)	Number of Common Shares	Reason for issuance
March 30, 2009	$0.85	6,300	Option Exercise
April 1, 2009	$0.85	38,000	Option Exercise
April 3, 2009	$0.85	35,000	Option Exercise
May 25, 2009	$0.85	97,700	Option Exercise
Sept. 2, 2009	$0.345	862,117	Warrant Exercise
Sept. 3, 2009	$0.85	20,200	Option Exercise
Sept. 4, 2009	$0.85	29,800	Option Exercise
Sept. 8, 2009	$0.85	5,000	Option Exercise
Sept. 22, 2009	$0.345	1,613,238	Warrant Exercise
Oct. 1, 2009	$0.85	5,000	Option Exercise
Oct. 21, 2009	$0.85	6,000	Option Exercise
Oct. 23, 2009	$0.85	4,000	Option Exercise
Nov. 17, 2009	$0.85	40,000	Option Exercise
Nov. 19, 2009	$0.85	5,000	Option Exercise
Nov. 23, 2009	$0.85	15,000	Option Exercise
Dec. 1, 2009	$0.37	29,000	Option Exercise
Dec. 4, 2009	$0.85	25,000	Option Exercise
Dec. 7, 2009	$0.85	5,000	Option Exercise
Jan. 6, 2010	$0.85	5,000	Option Exercise
Jan. 15, 2010	$2.63	7,813	Property Transaction
Jan. 27, 2010	$0.85	25,000	Option Exercise
_________________

Notes:
(1)	The closing price of Fortuna’s Common Shares on the TSX on February 17, 2010 was $2.34.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “FVI”.  The following table sets out the market price range and trading volumes of the Common Shares on the TSX (and prior to January 18, 2010, on the TSX Venture Exchange) for the periods indicated.

Month	Low ($)	High ($)	Volume
February, 2010(1)	2.18	2.75	8,046,908
January, 2010	2.12	3.01	12,811,837
December, 2009	1.83	2.25	7,349,208
November, 2009	1.53	2.35	10,461,024
October, 2009	1.34	1.75	8,444,985
September, 2009	1.13	1.59	10,449,697

Month	Low ($)	High ($)	Volume
August, 2009	0.91	1.21	5,289,188
July, 2009	0.77	1.02	5,600,591
June, 2009	0.86	1.06	5,505,342
May, 2009	0.80	1.04	6,382,459
April 2009	0.79	1.13	6,128,770
March 2009	0.81	1.06	4,090,790
February 2009	0.83	1.19	6,104,240
January 2009	0.68	1.10	7,540,542
_________________

Notes:
(1)	From February 1, 2010 to February 17, 2010.

RISK FACTORS

Investors should carefully consider the risks set out below and other information contained in or incorporated by reference in this short form prospectus, including those risks contained in the AIF under the heading “Description of the Business – Risk Factors.”

The operations of the Company are highly speculative due to the high-risk nature of its business, which are the acquisition, financing, exploration and development of mining properties.  The risks and uncertainties set out below and incorporated by reference herein are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.  As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment.

Fortuna’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks Related to the San Jose Project

Uncertainties and risks relating to the start-up of Fortuna’s San Jose Project

Fortuna is subject to inherent uncertainties and risks related to the construction and start-up of the San Jose Project the principal of which include:

▪	hiring of key personnel for the construction and commissioning;
▪	availability and delivery of critical equipment within time;
▪	delays associated with contractors;
▪	budget overruns due to changes in the cost of fuel, power, materials and supplies;
▪	securing rights of passage for a water pipe line; and
▪	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

We currently plan to spend the net proceeds on the advancement of the San Jose Project prior to establishing the economic viability of the project in a technical report compliant with NI 43-101.  See “Use of Proceeds”.

It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the San Jose Project.

Fortuna has not previously overseen the construction of an entirely new mining project

Fortuna has not overseen the construction of an entirely new mining project, as it acquired the Caylloma Mine post-construction.  There are inherent risks related to the development of the San Jose Project’s infrastructure given the Company’s lack of experience in new mine construction relating to, among other things, construction supervision, cost estimating, obtaining required permits and approvals and the management of personnel.  Consequently, Fortuna may be required to rely upon consultants, engineers and others for construction expertise in respect of the San Jose Project.

Risks Relating to the Company

Actual capital costs, operating costs and expenditures, production schedules, economic returns may differ significantly from those Fortuna has anticipated

Fortuna’s expected operating costs and expenditures, production schedules, economic returns and other projections from a mining project which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by Fortuna are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore, feasibility studies and other studies and reports may prove to be unreliable.

For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in scoping studies, pre-feasibility studies and feasibility studies. In addition, any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in Fortuna’s ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on Fortuna’s overall results of operations or financial condition.  There is also a risk that rising costs for labour and material could have an adverse impact on forecasted construction costs and that shortages of labour and material could have a negative impact on any mine development schedule.

Fortuna’s operating costs are affected by the cost of commodities and goods such as steel, fuel, electrical power and supplies, including tires and reagents.  Management of Fortuna prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase.  An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on Fortuna’s financial condition.

General economic conditions may adversely effect our growth and profitability.

The events in global financial markets in the latter part of 2008 have had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect Fortuna’s growth and profitability.  Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and Fortuna’s overall liquidity;

•	the volatility of metal prices would impact Fortuna’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Fortuna’s production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of Fortuna’s equity and other securities.

•	These factors could have a material adverse effect on Fortuna’s financial condition and results of operations.

Fortuna relies substantially on the Caylloma Mine

All of Fortuna’s revenues in 2009 and prior years have been generated by the Caylloma Mine. The Caylloma Mine entered the production phase in October 2006, and Fortuna anticipates a significant percentage of its future production will continue to come from the Caylloma Mine. Therefore, unless Fortuna develops or acquires additional properties or projects, Fortuna will remain largely dependent upon the operation of the Caylloma Mine for its revenue and profits, if any. If for any reason production at the Caylloma Mine was reduced or stopped, Fortuna’s revenues and profits would decrease significantly.

Fortuna may acquire business and assets which are not successfully integrated

Fortuna undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any acquisitions may be significant in size, may change the scale of Fortuna’s business, and may expose Fortuna to new geographic, political, operating, financial and geological risks. Fortuna’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as a significant decline in the relevant metal price after Fortuna commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Fortuna’s ongoing business; the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fortuna; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that any assets or business acquired will prove to be profitable or that Fortuna will be able to integrate the required businesses successfully, which could slow Fortuna’s rate of expansion and Fortuna’s business, results of operations and financial condition could suffer.

Fortuna may need additional capital to finance other acquisitions. If Fortuna obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If Fortuna obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that Fortuna would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Fortuna’s operations are subject to political and country risk

Fortuna conducts, or will conduct, exploration, development and production activity in a number of countries, namely Peru and Mexico and potentially others. These operations are potentially subject to a number of political, social, economic and other risks. Fortuna is not able to determine the impact of political, social, economic or other risks on its future financial position, including:

•	Cancellation or renegotiation of contracts;

•	Changes in foreign laws or regulations;

•	Changes in tax laws;

•	Royalty and tax increases or claims by governmental entities;

•	Retroactive tax or royalty claims;

•	Expropriation or nationalization of property;

•	Inflation of costs that is not compensated by a currency devaluation;

•	Restrictions on the remittance of dividend and interest payments offshore;

•	Environmental controls and permitting;

•	Risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•	Other risks arising out of foreign sovereignty over the areas in which Fortuna’s operations are conducted.

Such risks could potentially arise in any country in which Fortuna operates. Furthermore, in the event of a dispute arising from such activities, Fortuna may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Fortuna enters into commodity forward contracts from time to time

From time to time Fortuna may enter into agreements to receive fixed prices on any mineral production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Fortuna will not benefit from such increases.

Fortuna is subject to government regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Fortuna is subject to risks relating to environmental matters

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Fortuna may be adversely affected by competition for water and by water shortages

Fortuna’s operations require water, and its mines are located in regions where water is scarce. While Fortuna believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to Fortuna. New water development projects, or climatic conditions such as extended drought, could adversely affect Fortuna.  There can be no guarantee that Fortuna will be successful.

Fortuna depends on a key management personnel and may not be able to attract and retain qualified personnel

Fortuna is dependent on a number of key management personnel, including the services of certain key employees. Fortuna’s ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The loss of the services of one or more key management personnel could have a material adverse effect on Fortuna’s ability to manage and expand the business.

Fortuna is expecting significant growth in its number of employees as a result of its growth strategy. This growth will place substantial demands on Fortuna and its management. Fortuna’s ability to recruit and assimilate new personnel will be critical to its performance.  Fortuna will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and Fortuna is facing increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel.

There can be no guarantee that Fortuna’s title to its properties will not be challenged

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the properties.

Dilution from Further Equity Financing

If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Foreign Currency Risks

The Company’s operations in Mexico and Peru make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Peruvian Sol, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Risks Related to the Caylloma Mine

Fortuna faces operating hazards and risks relating to the Caylloma Mine

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect no to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Concentrate treatment charges and transportation costs for concentrate production may vary

Fortuna has entered into agreements to sell its forecast concentrate production from the Caylloma Mine for 2010. Smelting and refining rates are a blend of contract rates established between 2008 year end and 2009 year end. There is no assurance that Fortuna will be able to enter into smelting and refining contracts at similar rates for 2011. The cost of transporting concentrate from the Caylloma Mine to the smelters is dependent on, among other things, the concentrate destination.  Transportation costs may be volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil, a shortage in rail cars or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates will have an adverse impact on Fortuna’s results of operations and financial condition.

Fortuna’s directors and officers may have conflicts of interest

Certain of the directors and officers of Fortuna also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

Risks Associated with the Offering

Market Price of Common Shares

Securities of mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the securities of Fortuna is also likely to be significantly affected by changes in the price of copper or in its financial condition or results of operations as reflected in its earnings reports.  Other factors unrelated to the performance of Fortuna that may have an effect on the price of the securities of Fortuna include the following: the extent of analytical coverage available to investors concerning the business of Fortuna may be limited if investment banks with research capabilities do not follow Fortuna’s securities; lessening in trading volume and general market interest in Fortuna’s securities may affect an investor’s ability to trade significant numbers of securities of Fortuna; the size of Fortuna’s public float may limit the ability of some institutions to invest in Fortuna’s securities; and a substantial decline in the price of the securities of Fortuna that persists for a significant period of time could cause Fortuna’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.  If an active market for the securities of Fortuna does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of Fortuna may decline below the Offering Price.  If such a market does not develop, investors may lose their entire investment in the Offered Shares.

As a result of any of these factors, the market price of the securities of Fortuna at any given point in time may not accurately reflect the long-term value of Fortuna.  Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Fortuna may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales

If Fortuna’s shareholders sell substantial amounts of Common Shares following the Offering, the market price of the Offered Shares could decrease. Also, if Fortuna raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of a shareholder of Fortuna and reduce the value of their investment.

Fortuna has agreed not to issue any additional Common Shares for a period of 90 days following the closing of the Offering, subject to certain exceptions.  See “Plan of Distribution”.  CIBC World Markets Inc. and Canaccord Financial Ltd., on behalf of the Underwriters, may permit the sale of Common Shares in its sole discretion at any time and without prior public announcement.

Discretion in the Use of Proceeds

While management intends to use the proceeds of the Offering for the purposes set forth under “Use of Proceeds”, management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures.  As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering.  Management may use the net proceeds of the Offering in ways that an investor may not consider desirable.  The results and the effectiveness of the application of the proceeds are uncertain.  If the proceeds are not applied effectively, the Company’s results of operations may suffer.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP, counsel to the Company, McCarthy Tétrault LLP, counsel to the Underwriters, or any associate or partner thereof, or Richard L. Nielsen, Ph.D., Steve Milne, P.E., and Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC, or Michael J. Lechner, P.Geo. of Resource Modeling Incorporated or Donald F. Earnest, RG of Resource Evaluation Incorporated has a direct or indirect interest in the property of the Company or any associate or affiliate of the Company.

As at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.  None of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

The consolidated financial statements of Fortuna as at and for the year ended December 31, 2008 incorporated by reference in this short form prospectus have been audited by Deloitte & Touche LLP, Chartered Accountants, located at 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia.  Deloitte & Touche LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada.

The consolidated financial statements of Fortuna as at and for the year ended December 31, 2007 incorporated by reference in this short form prospectus have been audited by KPMG LLP, Chartered Accountants, located at 900 – 777 Dunsmuir Street, Vancouver, British Columbia.  KPMG LLP report that they were independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada during the term of their engagement as auditors of Fortuna.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus relating to the securities purchased by a purchaser and any amendment thereto.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Fortuna Silver Mines Inc. (the “Company”) dated February 18, 2010 relating to the distribution of 13,050,000 common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended. Our report is dated March 31, 2009.

Vancouver, British Columbia February 18, 2010	“Deloitte & Touche LLP” CHARTERED ACCOUNTANTS

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AUDITORS’ CONSENT

We have read the short form prospectus of Fortuna Silver Mines Inc. (the “Company”) dated February  18, 2010 relating to the distribution of 13,050,000 common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended. Our report is dated March 20, 2008.

Vancouver, British Columbia February 18, 2010	“KPMG LLP” CHARTERED ACCOUNTANTS

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CERTIFICATE OF THE COMPANY

Date: February 18, 2010

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

● Jorge A. Ganoza Durant	● Luis Dario Ganoza Durant
President & Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

● Simon Ridgway	● Mario Szotlender
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Date: February 18, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario:

CIBC WORLD MARKETS INC. By: (Signed) Matthew Quinlan	CANACCORD FINANCIAL LTD. By: (Signed) Ali Pejman

BMO NESBITT BURNS INC.

By:  (Signed) Jamie Rogers

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